

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Dror Ben-Asher
Chief Executive Officer and Director
RedHill Biopharma Ltd.
8045 Arco Corporate Drive, Suite 200
Raleigh, NC 27617

> **Re: RedHill Biopharma Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 4, 2023**
> **File No. 333-273709**

Dear Dror Ben-Asher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jayun Koo, Esq.